

RECD S.E.C.

JUN 1 8 2004

1086

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

PROCESSED

JUN 23 2004

THOMSON
FINANCIAL



04033113

Commission file number 1-11607

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN

FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE

UTILITY WORKERS UNION OF AMERICA

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
2000 2nd Avenue
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
\ plan and the address of its principal executive office)

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

TABLE OF CONTENTS

George Johnson & Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

May 25, 2004

To the Participants, Benefit Plan Administration Committee, and Investment Committee
Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by
Local 223 of the Utility Workers Union of America
Detroit, Michigan

We have audited the accompanying statements of net assets available for benefits of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The DTE Energy Stock Fund (the "Fund") information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for the Fund. The Fund information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

George Johnson & Co.

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2003	2002
ASSETS	(Thousands)	
Investments, at fair market value:		
Investment in DTE Energy Master Plan Trust (Note 4)	$ **304,142**	$ 283,117
Total Investments	**304,142**	283,117
Receivables:		
Employer contributions	**206**	211
Participant contributions	**600**	618
Total Receivables	**806**	829
NET ASSETS AVAILABLE FOR BENEFITS	$ **304,948**	$ 283,946

See accompanying Notes to Financial Statements

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

	DTE Energy Stock Fund	Total
	(Thousands)	
ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS ATTRIBUTED TO:		
Investment Income (Loss):		
Net appreciation (depreciation) in market value of investments in DTE Energy Master Plan Trust	$ (14,992)	$ 20,830
Dividends and interest	3,322	5,575
Interest on loans to participants	119	691
	(11,551)	27,096
Contributions:		
Employer	5,420	5,412
Participants	2,128	16,301
	7,548	21,713
TOTAL ADDITIONS (DEDUCTIONS)	(4,003)	48,809
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions and withdrawals	(6,587)	(24,832)
Administrative fees	-	(1)
Transfers from loan fund (net)	(164)	-
Transfers of assets among DTE sponsored plans	(7,768)	(2,974)
TOTAL DEDUCTIONS	(14,519)	(27,807)
NET INCREASE (DECREASE)	(18,522)	21,002
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	98,760	283,946
End of year	$ 80,238	$ 304,948

See accompanying Notes to Financial Statements

3

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – PLAN DESCRIPTION

The following description of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a voluntary, defined contribution plan. Regular full-time and part-time employees of the Detroit Edison Company (Company) or a DTE Energy Company non-regulated business (Participating Affiliates) represented by Local 223 of the Utility Workers Union of America who have completed six months of service (as defined in the Plan) (no service requirement for employees of Participating Affiliates) are eligible to participate in the Plan ("Participant"). Effective January 1, 2002, the Plan changed its name from the Detroit Edison Savings & Investment Plan for Employees Represented by Local 223 of the Utility Workers Union of America to the Detroit Edison Company Savings & Stock Ownership Plan for Employees of Local 223 of the Utility Workers Union of America. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Detroit Edison Company Master Plan Trust between the Company and Fidelity Management Trust Company (Fidelity or Trustee), dated as of June 30, 1994, and as amended, and renamed The DTE Energy Master Plan Trust (Master Trust), appointed Fidelity trustee for the Plan and sets forth the Trustee's obligations.

The Savings & Investment Plan Committee (Committee), appointed by the Chairman of the Board of Directors of the Company, is responsible for the administration of the Plan. The Trustee and the Company pay all costs of administering the Plan.

Brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from Plan assets. Investment management fees are paid from Plan assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

A Participant may contribute to the Plan up to 20% (18% if employed by a DTE Energy Company non-regulated business) of eligible compensation (as defined in the Plan) through payroll deductions on an after-tax basis (Employee Contribution), provided that such contributions are in whole percentages. A Participant may elect to have basic compensation reduced on a pre-tax basis (Tax Deferred Contribution) each pay period by up to 20% (18% if employed by a DTE Energy Company non-regulated business), provided such reduction is in whole percentages, and have such amount contributed to the Plan by the Company. The Employee Contribution and the Tax Deferred Contribution together may not exceed 20% of eligible compensation (18% if employed by a DTE Energy Company non-regulated business). Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer (Direct Rollover Contributions). Effective January 1, 2002, Participants age 50 or older are eligible to make pre-tax catch-up contributions (Catch-Up Contributions) in

4

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

NOTES TO FINANCIAL STATEMENTS

accordance with, and subject to the limitations of, Section 414 (v) of the Internal Revenue Code Section of 1986, as amended (IRC).

The IRC limits the amount of Tax Deferred Contributions which may be contributed to the Plan annually. This amount is indexed for inflation annually as required by the IRC. In the event a Participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee Contributions. If a Participant's total annual additions (Employee Contributions, Tax Deferred Contributions and Company Contributions) reach the IRC limit for the plan year, the Participant's contributions will be stopped or refunded, as applicable.

For Detroit Edison employees, the Company contributes an amount equal to one-half of Employee Contributions and Tax Deferred Contributions up to 8% of basic compensation (Company Contribution). There is no Company Contribution for Employee Contributions and Tax Deferred Contributions which in the aggregate exceed 8% of basic compensation.

For Participating Affiliate employees, the Participating Affiliate will contribute $1 to a participant's Plan account for each $1 the participant contributes, but not more than 4% of the participant's eligible compensation. The Participating Affiliate will contribute $0.50 for each $1 the participant contributes on the next 4% of eligible compensation. There is no Company Contribution for Employee Contributions and Tax Deferred Contributions which in the aggregate exceed 8% of basic compensation.

Catch-Up Contributions are not eligible for Company Contributions.

While the Company has made its contributions to the Trustee with respect to a Plan year on a current basis, the Plan permits the Company to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy's consolidated federal income tax return for such year. Employee contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.

Vesting

A Detroit Edison employee is fully vested in all Company Contributions after a five-year period of service with the Company. For purposes of vesting of Company Contributions for employees with less than a five-year period of service, all contributions made for a calendar year are designated by class year and accounted for separately from other class years. For employees with less than a five-year period of service, a class year will vest on January 1 of the fourth calendar year following the end of such class year. In addition, a Participant will have a fully vested interest in Company Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company's Long Term Disability Benefits Plan, or (c) death.

A Participating Affiliate employee is fully vested in Company Contributions immediately.

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

NOTES TO FINANCIAL STATEMENTS

Employee Contributions, Tax Deferred Contributions, Catch-Up Contributions and Direct Rollover Contributions are vested at all times.

Investment Options

Participants may elect to have their Employee Contributions, Tax Deferred Contributions, Catch-Up Contributions and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. 100% of Company Contributions for Detroit Edison employees is required to be invested in the DTE Energy Stock Fund until matured. Company Contributions mature on January 1 of the second calendar year following the calendar year during which they were contributed to the Plan.

For Participating Affiliate employees, the Company Contribution on 100% of the first 4% of eligible compensation will be invested in restricted shares in the DTE Energy Stock Fund and the Company Contribution on the next 4% of eligible compensation will be invested using a Participant's current contribution investment allocation. Matching contributions for a Plan year that are invested in restricted stock may be redirected to another investment fund in the Plan when they are mature, that is, after one full calendar year following the year in which the contribution was made.

Effective January 1, 2002, the DTE Energy Stock Fund converted to an Employee Stock Ownership Plan (ESOP). Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE common stock dividends accumulated under the ESOP may be paid out in cash to each Participant within 90 days of the previous Plan year.

The DTE Energy Stock Fund also contains participant-directed investments. The changes in the participant-directed and nonparticipant-directed portions of the DTE Energy Stock Fund are not disclosed on the income statement.

Contributions received by the Trustee for the DTE Energy Stock Fund are invested almost entirely in DTE Energy common stock with, prior to 2002, a limited amount maintained in short-term investments as a liquidity reserve. The Trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the Trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.

A Participant's interest in the DTE Energy Stock Fund is measured by share-trading. A share-traded investment is traded and valued on a share basis.

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

NOTES TO FINANCIAL STATEMENTS

Transfers

Net transfers represent Participants transferring between different plans of the Plan Sponsor due to a change in employment status.

Forfeited Accounts

At December 31, 2003, forfeited nonvested accounts totaled approximately $2,000. These accounts will be used to reduce future employer contributions.

Distributions, Withdrawals and Loans

Distributions of Tax Deferred Contributions will be made only upon retirement or disability, as defined under the Plan, termination of employment, death, attainment of age 59-½, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses for the Participant, his or her spouse, children or dependents; (b) tuition expenses for the Participant, his or her spouse, children or dependents; (c) expenditures to purchase a principal residence; or (d) payments to prevent eviction or foreclosure on a principal residence.

Participants may borrow funds from their account attributable to Employee Contributions, Tax Deferred Contributions and Direct Rollover Contributions no more frequently than once during any calendar year and cannot have more than five loans outstanding at one time. Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of (1) $50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or (2) 50% of the Participants Account at the time the loan is made, subject to certain terms and conditions, for a period of 5 years for a general purpose loan, and 25 years for principal residence loans, at fixed rates of interest determined monthly based on an average of the interest rates charged by local lending institutions for similar types of loans. Proceeds for any loan are obtained through the pro rata liquidation of the Participant's account, then transferred to the Participant's loan account and thereupon paid in cash to the Participant by the Trustee. Loan payments of principal and interest are invested as received according to the Participant's current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in whole.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

**DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA**

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair market value (the last reported sales price on the last business day of the year). Participant loans receivable are valued at cost which approximates fair value. The average cost basis is used for determining the cost of investments sold. Unrealized appreciation and/or depreciation resulting from changes in market value is included in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 - FEDERAL INCOME TAX STATUS

On May 8, 2003, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan and the conversion of the DTE Energy Stock Fund to an ESOP. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts.

The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. There were no excess contributions in 2003.

8

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

NOTES TO FINANCIAL STATEMENTS

NOTE 4 - DEFINED CONTRIBUTION PLANS MASTER TRUST

The Detroit Edison Company Master Plan Trust between The Detroit Edison Company and Fidelity Management Trust Company (Fidelity or Trustee), dated as of June 30, 1994, and as amended, was merged with the MCN Energy Group Defined Contribution Plans Master Trust and renamed The DTE Energy Master Plan Trust (Master Trust), and appointed Fidelity trustee for the Plan and sets forth the Trustee's obligations.

The Master Trust consists of certain commingled assets of the Plan, DTE Energy Company Savings and Stock Ownership Plan, Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and the MichCon Investment and Stock Ownership Plan.

The Plan's investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan's allocated portion (approximately 24% and 25% at December 31, 2003 and 2002, respectively). The Plan's allocated portion of the investments is equal to the market value of the Plan's assets contributed, adjusted by the Plan's allocated share of the Master Trust investment income and expenses, employee and employer contributions and distributions and withdrawals paid to Participants.

A summary of the Master Trust assets as of December 31, 2003 and 2002 is as follows:

(Thousands)		2003		2002
Investments, at fair value				
DTE Energy Stock Fund	$	302,096	$	359,919
Registered investment companies		924,703		759,193
Loans due from Participants		31,614		31,726
Other assets in transit		790		255
Total investments	$	1,259,203	$	1,151,093
Assets held in Master Trust	$	1,259,203	$	1,151,093

DETROIT EDISON COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

NOTES TO FINANCIAL STATEMENTS

The following is a summary of investment gain in the Master Trust for the year ended December 31, 2003:

		(Thousands)
Interest, dividend and other income on investments	$	23,401
Net appreciation in registered investment companies		152,665
Net depreciation in DTE Energy Stock fund		(54,417)
Total investment gain	$	121,649

NOTE 5 – RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest.

SIGNATURE

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings & Investment Plan Committee has dùly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

**DETROIT EDISON COMPANY
SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY
LOCAL 223 OF THE
UTILITY WORKERS UNION OF AMERICA**

BY THE SAVINGS & INVESTMENT PLAN COMMITTEE

Douglas A. Green, Chair

June 18, 2004

EXHIBIT INDEX

Number

| 23 | Consent of Independent Registered Public Accounting Firm – George Johnson & Company |

George Johnson & Company

243 West Congress • Suite 1080 • Detroit, Michigan 48226
(313) 965-2655 • Fax (313) 965-4614

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

May 25, 2004

To the Participants, Benefit Plan Administration Committee, and Investment Committee
Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by
 Local 223 of the Utility Workers Union of America
Detroit, Michigan

We consent to the incorporation, by reference in Registration Statement No. 333-00023 of DTE Energy Company on Form S-8, of our report dated May 25, 2004, appearing in this Annual Report on Form 11-K of the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America as of, and for the year ended, December 31, 2003.

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan